September 7, 2004



Yvette E. Landau
Vice President, General Counsel and
Secretary
Mandalay Resort Group
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119

Re:  	Mandalay Resort Group
Preliminary Proxy Statement on Schedule 14A
Filed on August 9, 2004
	File No. 001-08570

Dear Ms. Landau:

We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Annual Meeting of Stockholders

Voting of Proxies, page 13

1. We note that the annual meeting may be adjourned so that additional proxies may be solicited. Discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Revise the disclosure and provide us the proxy card. The proxy card should have a voting box in addition to the voting box for the merger so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Solicitation of Proxies, page 14

2. Please confirm, if true, that you will not solicit proxies on the Internet. Be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

The Merger (Proposal No. 1)

Background of the Merger, page 15

3. Please address what consideration was given, if any, to the formation of a committee of independent directors to evaluate the transaction.

4. Please summarize the June 7 discussions relating to Merrill Lynch`s contacts with other potential acquirors.

5. Please state the price per shared offered pursuant to the revised draft merger agreement provided on June 11, 2004.

6. We note your reference to "extensive limitations on Mandalay`s ability to operating its business" in the second paragraph on page 17 and your reference to a reduction of those limitations in fourth paragraph. Please revise your disclosure to describe what these limitations are and to explain how these limitations were reduced as a result of the negotiations.

7. Please describe the regulatory risks to which you refer in the third paragraph on page 17, and explain the proposed allocation of regulatory risk in the offer that was rejected on June 11, 2004.

8. You state in the carry over paragraph at the top of page 18 that the "Mandalay Board reviewed matters related to the transaction in which certain directors and Mandalay management had an interest which could be perceived as different from, or in addition to, the interests of Mandalay stockholders in general." Revise your disclosure in this section to include all discussions or negotiations relating to these matters.

9. State the interests, if any, that any member of the Board reviewing these matters has in the merger, and reconcile such member`s review of these matters with their fiduciary duties under applicable law.

10. Clearly state, if true, that all members of the Mandalay Board, including those with differing interests from the interest of Mandalay stockholders, voted to approve the merger.

Mandalay`s Reasons for the Merger-Recommendation of the Mandalay
Board, page 18

11. The factors supporting the merger must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as "the business, operations, properties and assets, financial condition, competitive position, business strategy and prospects of Mandalay," or "the current, historical and projected future market prices of Mandalay common stock..." are not acceptable. You will need to revise this section explain how each of the factors listed support or do not support the decision to approve the merger.

12. Please revise to clarify how the fact that MGM MIRAGE agreed to assume all of the regulatory risk correlates to a "very high degree of assurance" that the merger will be consummated by June 30, 2005.

13. Refer to the penultimate paragraph on page 19. Please discuss the consideration given by the Mandalay Board to the interest of executive officers and directors as it relates to the Board`s recommendation for the merger. How do these interests support or not support the Board`s recommendation?

Opinion of Merrill Lynch, page 20

14. Supplementally provide us with copies of the board book and any other materials prepared by Merrill Lynch to assist the board in evaluating the transaction. Also, provide us with a copy of the engagement letter.

15. Disclose why Merrill Lynch uses the valuation techniques performed in connection with this opinion.

16. Please disclose the fee payable to Merrill Lynch pursuant to the letter agreement dated June 11, 2004, and disclose how much of the fee is contingent upon consummation of the transaction.

17. Describe the relationship that existed between the company and Merrill Lynch during the past two years. Discuss the type and the extent of services provided by Merrill Lynch, and disclose the compensation received as a result. Refer to Item 1015(b)(4) of Regulation M-A.

18. Supplementally advise us as to whether any financial forecasts were furnished to MGM MIRAGE.

Discounted Cash Flow Analysis, page 23

19. Please explain how Merrill Lynch arrived at the discount rates and terminal value multiples indicated.

20. Supplementally advise us as to whether Merrill Lynch performed another discounted cash flow analysis, assuming present values were calculated as of January 31, 2005, based upon the entire range of discount rates and terminal value multiples used in the original analysis, or solely based upon the discount rate of 7.5% and a 9.0x terminal value.

Interests of Certain Persons in the Merger, page 31

21. Please clarify whether any of the officers and directors will have a continuing interest in the surviving corporation. In this connection, we note that two officers are eligible to receive a retention bonus.

Conditions to the Consummation of the Merger, page 44

22. Disclose whether there is any material uncertainty as to any of the conditions to the consummation of the merger.

Consideration of Candidates for Board Membership, page 57

23. Please disclose whether the nominating committee has any minimum qualifications that must be met by any nominees.

Stock Ownership of Certain Beneficial Owners and Management, page 72

24. Disclose whether any of the 5% or greater beneficial owners have stated how they intend to vote.

Closing

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to Hanna Teshome at (202) 942-2975, or in her absence, to me at (202) 942-2985.

								Sincerely,



								Kara A. Sandler
								Attorney-Adviser


cc:
via facsimile
Craig F. Arcella
Joseph R. Martin
Cravath, Swaine & Moore LLP
(212) 474-3700








Mandalay Resort Group
September 7, 2004
Page 1